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                                              Filed by The Montana Power Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                      Subject Company: The Montana Power Company
                                                   Commission File No. 001-04566

[LOGO OF THE MONTANA POWER COMPANY]

          CORPORATE AND SHAREHOLDER SERVICES

August 31, 2001
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                         URGENT -- TIME IS RUNNING OUT!
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Dear Fellow Shareholder:

    By now, all of you should have received proxy material in connection with the Special Meeting of Shareholders of The Montana Power Company to be held on Friday, September 14, 2001. According to our latest records, however, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

    The vote requirement to approve the restructuring of The Montana Power Company through a merger among The Montana Power Company, Touch America Holdings, Inc. and The Montana Power, L.L.C. requires 2/3 of all outstanding shares to vote in Favor of this proposal. So too does the proposal to approve the sale of substantially all of The Montana Power Company's assets, its utility business, to NorthWestern Corporation. This means that we need a significant voting return from YOU, our individual investors. So, no matter how large or how small the number of shares you own, please vote IN FAVOR of all proposals as soon as possible.

    Over the past three weeks, much has been written about The Montana Power Company's decision to change from a diversified energy and utility company to a stand alone telecommunications company. One point that has perhaps not been emphasized enough, however, is that at The Montana Power Company, we greatly value our investors--and all of your Board of Directors and management, without exception, feel that this transition is in the best long-term interests of our shareholders. To be sure, there will be challenges to overcome, but, over the long haul, we remain convinced that this transition is the best way to maximize future shareholder value.

    So, if you have not as yet voted, please VOTE TODAY! You can vote your shares by phone, over the Internet or via the mail, but since the Special Meeting of Shareholders will soon be taking place, WE RECOMMEND THAT YOU VOTE OVER THE PHONE BY SIMPLY CALLING THE TOLL FREE NUMBER SHOWN ON YOUR ENCLOSED PROXY CARD OR BY CALLING OUR TOLL FREE NUMBER AT (800) 793-1283. Remember--WE NEED YOUR SUPPORT!

Sincerely,

/s/ ROBERT P. GANNON

ROBERT P. GANNON
Chairman and Chief Executive Officer

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                          IF YOU HAVE RECENTLY VOTED,
              PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.
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[LOGO]
          CORPORATE AND SHAREHOLDER SERVICES

August 24, 2001
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               AN IMPORTANT MESSAGE FROM YOUR BOARD OF DIRECTORS:
                          YOUR VOTE IS VERY IMPORTANT
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Dear Fellow Shareholder:

    You have previously received proxy material in connection with a Special Meeting of Shareholders of The Montana Power Company. This meeting is to be held on Friday, September 14, 2001.

    Regardless of the number of shares you own, it is important that your shares be represented at the meeting. Your vote matters to us, and WE NEED YOUR SUPPORT. Even if you plan to attend the meeting, please vote your shares now so that your vote can be counted without delay.

    At this meeting, you, the shareholders, are being asked to approve a restructuring that will complete the transition of The Montana Power Company from a diversified energy and utility company to a stand-alone telecommunications company. At the meeting, you will be asked to vote on three separate proposals. Proposal One, approving an agreement and plan of merger among The Montana Power Company, Touch America Holdings, Inc. and The Montana Power, L.L.C., and Proposal Two, approving the sale of substantially all of the assets of The Montana Power Company, the utility business, to NorthWestern Corporation, require approval by an affirmative vote of at least two thirds of all shares outstanding. Proposal Three, approving the redemption of The Montana Power Company's $4.20 and $6.00 Series preferred stock, requires approval of a majority of all shares outstanding.

    Given these voting requirements, IF YOU DO NOT VOTE YOUR SHARES, YOU ARE ESSENTIALLY VOTING AGAINST THESE PROPOSALS. Therefore, we would appreciate your immediate attention to this matter. Since there are less than two weeks to the Special Meeting, PLEASE VOTE TODAY!

    You can vote your shares by phone, over the Internet or via the mail. But please be sure to vote.

Thank you in advance for your support.

[LOGO]

Robert P. Gannon
Chairman and Chief Executive Officer
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                          IF YOU HAVE RECENTLY VOTED,
              PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.
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      IF YOU HAVE ANY QUESTIONS ABOUT VOTING YOUR PROXY, OR NEED ASSISTANCE IN
                              VOTING YOUR SHARES,
               PLEASE CALL OUR TOLL FREE NUMBER AT (800)793-1283.

 ** REMEMBER, YOUR BROKER CANNOT VOTE YOUR SHARES UNTIL YOU INSTRUCT HIM OR HER
                                  TO DO SO **
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[LOGO]

August 16, 2001

Dear Fellow Shareholders:

During the last three weeks, you should have received proxy material for the upcoming Special Meeting of Shareholders of The Montana Power Company to be held September 14, 2001 in Butte, Montana. The sole purpose of the meeting is to consider and vote on the restructuring of the company, the sale of the utility to NorthWestern Corporation, as well as the redemption of two issues of preferred stock.

I want to encourage you to vote for The Montana Power Company's transition from a diversified energy and utility company to: (i) a stand-alone transmission and distribution utility company--The Montana Power, L.L.C., which will be sold to NorthWestern; and (ii) a national broadband transport service provider with a large fiber-optic network--Touch America, Inc. And, I want to address a question regarding the vote that has come to my attention and that I feel needs clarification.

A vote for restructuring and the sale will allow Touch America Holdings, Inc. to become a virtually debt-free, stand-alone, New York Stock Exchange listed telecommunications company, while placing the utility--The Montana Power, L.L.C. and all of its employees in the hands of a growing enterprise that has electric and natural gas delivery services as its focus. This restructuring will permit Touch America, Inc. to become a competitive telecommunications company and it is intended to insure that The Montana Power Company will remain fit and able to serve the citizens of Montana.

This is the last piece of the transition of The Montana Power Company to Touch America Holdings, Inc. We already have successfully divested our oil and gas, coal, and independent power production businesses. At the end of the day when the proceeds from the sale of the utility business are collected, Touch America, Inc. is expected to have $1.6 billion in assets, including about
$350 million in cash, and it is expected to be profitable and fully funded for its immediate business plans. This makes Touch America, Inc. extremely well positioned in the broadband telecom space and well positioned to take advantage of developing opportunities.

I would like to reiterate my enthusiastic support for this restructuring and confirm your Board of Directors' recommendation that you vote FOR the approval of the proposed merger; FOR the sale of the utility business; and FOR the redemption of the $4.20 and $6.00 Series preferred stock.

Many of you have already voted in favor of these proposals. For this support, I thank you. But there are still many of you who have not yet voted or who seem uncertain as to how you should vote. If you haven't voted, please cast your vote at your earliest opportunity.
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August 16, 2001
Page 2

One question that has come to my attention has been asked in different ways. But, it really relates to a notion that by not voting or by voting against the restructuring proposals, The Montana Power Company could somehow remain as a combined telecommunications and utility company. Let me take this opportunity to point out that your board of directors is committed to the separation of Touch America, Inc. into a stand-alone company. Not voting or voting against these proposals will not change our strategy of maximizing shareholder value through the separation of Touch America, Inc. from the utility. Our future is in telecommunications, and the future of our utility is to become part of NorthWestern Corporation which is committed to grow its utility operations. Moreover, if the proposals fail to garner the necessary shareholder support, the Board will consider other methods to separate The Montana Power Company's energy and telecommunications businesses in order to fulfill our strategic vision.

I assure you that the Board of Directors' is committed to restructuring The Montana Power Company and is convinced that the best interests of The Montana Power Company--shareholders, employees, and the communities where it operates--are best served by a restructuring and sale. The Board is committed and is resolute in its belief that the proposals being voted on at the upcoming Special Meeting offer the best method for achieving this restructuring while maximizing future shareholder value.

No matter how many or how few shares you own, your vote is important. So please take a moment to vote for all of the proposals on your ballot.

Thank you for your support.
[LOGO]

Robert P. Gannon
Chairman and Chief Executive Officer

IF YOU HAVE ANY QUESTIONS ABOUT VOTING YOUR PROXY, NEED ASSISTANCE IN VOTING YOUR SHARES, OR WOULD LIKE TO CHANGE YOUR VOTE, PLEASE CALL OUR TOLL FREE NUMBER AT (800) 793-1283.